UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 28, 2022

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On April 28, 2022, Atlassian Corporation Plc (the “Company”) issued a press release announcing its results for the quarter ended March 31, 2022. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein. The Company also published a letter to its shareholders announcing its financial results for the quarter ended March 31, 2022 (the “Shareholder Letter”). The full text of the Shareholder Letter is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated by reference herein.

Appointment of Certain Officers.

On April 28, 2022, the Company announced the appointment of Rajeev Rajan as its Chief Technology Officer, effective May 19, 2022. Mr. Rajan is currently Vice President, Head of Engineering for Facebook at Meta Platforms, Inc., a social networking company, and has served in this role since September 2021. He is also Head of Office in the Pacific Northwest Region and has served in this role since March 2021. From July 2017 to March 2021, Mr. Rajan served as an Engineering Director at Meta Platforms, Inc. From September 1994 to July 2017, Mr. Rajan served in various roles at Microsoft Corporation. Mr. Rajan holds a Bachelor of Engineering (Hons.) in Computer Science from Birla Institute of Technology and Science, Pilani, and a Master of Science in Computer Science from The Ohio State University.

As previously announced last quarter, Sri Viswanath, the Company's current Chief Technology Officer will be leaving the Company at the end of fiscal year 2022.

The information in this report on Form 6-K under the sections titled “Results of Operations and Financial Condition” and “Appointment of Certain Officers” and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 28, 2022	Atlassian Corporation Plc

/s/ James Beer
James Beer Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release dated April 28, 2022.
99.2	Shareholder Letter dated April 28, 2022.